Exhibit 21.1

Subsidiaries of Rexford Industrial Realty, Inc.

The following list sets forth Rexford Industrial Realty, Inc.’s subsidiaries upon completion of the initial public offering of Rexford Industrial Realty, Inc.

Name	Jurisdiction of Formation / Incorporation
Rexford Industrial Realty, L.P.	Maryland
REXFORD INDUSTRIAL REALTY AND MANAGEMENT, INC.	California
RIF V – SPE OWNER, LLC	Delaware
RIF V – SPE MANAGER, LLC	California